MATERIAL CHANGES AS OF JULY 20, 1998 PURSUANT TO CFR 240.13d-2(a) BY FILER CARL W. DINGER III:



Item 7:  Sole Voting Power:


                 186,166 shares


Item 9:  Sole Dispositive Power:


                 186,166 shares


Item 11: Aggregate Amount Beneficially Owned By Each Reporting Person:


                 186,166 shares


Item 13: Percent of Class Represented By Amount in Row 11:


                 5.86%


B. General Instructions for complying with Schedule 13-D/A - Ronson Coporation Material Changes as of July 20, 1998:

Item 4:  Purpose of the Transaction:

         Filer had sought a seat on the Board of Directors of Issuer through the Nominating Committee. After several meetings, Filer concluded that the terms offered by Issuer for including Filer as a Board member were too restrictive. Filer therefore has withdrawn his name as a candidate for the Board of Directors of Issuer.

         Filer may from time to time acquire or dispose of the securities of the Issuer.

Item 5:  Interest in Securities of the Issuer:

                 a.) Aggregate Number of Shares of Issuer & Percentage of
                     Class Held:


                     186,166 shares of Common (5.86% of the Common outstanding, based on the 10-Q filed for the quarter ending March 31,
                     1998) owned directly by Carl W. Dinger III.

                 b.) Number of Shares/Sole Voting Power/Sole Disposition Power:


                     186,166 shares sole voting power and sole dispostion power held by Carl W. Dinger III

                 c.) Transactions, (purchase) by the Filer in the Class of
                     Securities Reported (post the filing of the last 13-D Amendment on March 10, 1998:



                     Date:               Shares:            Price:

                     3/24/98              1,500              3.75